Exhibit 1

XOMA Appoints Fred Kurland as Chief Financial Officer

BERKELEY, Calif., Jan 5, 2009 (GlobeNewswire via COMTEX News Network) -- XOMA, Ltd. (Nasdaq:XOMA), a leader in the discovery and development of antibody therapeutics, announced today the appointment of Fred Kurland to the position of Vice President, Finance and Chief Financial Officer (CFO). In that position, Mr. Kurland will be responsible for directing XOMA's financial strategy, accounting, financial planning and investor relations functions.

"Fred is a seasoned financial executive with over 30 years of experience in biotechnology and pharmaceutical companies including Aviron/MedImmune, Protein Design Labs and Syntex/Roche," noted Steve Engle, Chairman and CEO of XOMA. "He will be a very valuable addition to XOMA's executive team, particularly as our anti-IL-1 beta blocker XOMA 052 advances into Phase 2 trials."

Prior to joining XOMA, Mr. Kurland served as CFO of Bayhill Therapeutics, Inc., Corcept Therapeutics Incorporated and Genitope Corporation. From 1998 to 2002, Mr. Kurland served as Senior Vice President and CFO of Aviron, acquired by MedImmune for $1.5 billion in 2001 and developer of FluMist. From 1996 to 1998, he was Vice President and CFO of Protein Design Labs, Inc., an antibody design company, and from 1995 to 1996, he served as Vice President and CFO of Applied Immune Sciences, Inc.

Mr. Kurland held a number of financial management positions at Syntex Corporation, a $2.1 billion pharmaceutical company acquired for $5.3 billion by Roche, including Vice President and Controller between 1991 and 1995. He received his J.D. and M.B.A. degrees from the University of Chicago and his B.S. degree from Lehigh University.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibody and other agents designed to treat inflammatory, autoimmune, infectious and cancerous diseases. The company's proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

XOMA's proprietary development pipeline is primarily funded by multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations and biodefense contracts. XOMA's technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA(r) (efalizumab) for chronic moderate to severe plaque psoriasis, LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for Crohn's disease.

The company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA's proprietary Human Engineering(tm) and bacterial cell expression and manufacturing technologies. Bacterial cell expression (BCE) is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of 335 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Certain statements contained herein relating to product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.

Porter	Novelli Life Sciences for XOMA
Media & Investors Contact:
Carolyn Hawley
619-849-5375
chawley@pnlifesciences.com